Exhibit 12

TRICO MARINE SERVICES, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

(In thousands, except ratios)
	Years Ended December 31,

	1996	1997	1998	1999(1)	2000(2)
Net income (loss)	$ 9,974	$ 35,299	$ 25,280	$ (33,410)	$ (12,722)
Extraordinary item, net of taxes	917	-	-	1,830	(715)
Income tax expense (benefit)	5,814	18,982	11,804	(15,785)	(5,332)

Earnings (loss) from continuing operations before income taxes	$ 16,705	$ 54,281	$ 37,084	$ (47,365)	$ (18,769)

Fixed charges
Interest on long-term debt expensed	$ 2,282	$ 7,994	$ 27,696	$ 31,987	$ 29,883
Interest on Long-term debt capitalized	-	421	3,271	1,206	-
Amortization of deferred financing costs	197	372	1,784	1,632	1,388
Estimated portion of rental expense attributable to interest	18	15	60	72	65

Total fixed charges	$ 2,497	$ 8,802	$ 32,811	$ 34,897	$ 31, 336

Earnings (loss) from continuing operations before income taxes and fixed charges, except capitalized interest	$ 19,202	$ 62,662	$ 66,624	$ (13,674)	$ 12,567

Ratio of earnings to fixed charges	7.7	7.1	2.0	-	-

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(1) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $48.6 million.

(2) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $18.8 million.